================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 NETOPIA, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options Under Netopia, Inc. 1996 Stock Option Plan to Purchase Common Stock,
                          Par Value $.001 Per Share
                       (Title of Class of Securities)

                                 64114K 10 4
                    (CUSIP Number of Class of Securities)
                          (Underlying Common Stock)

                               ALAN B. LEFKOF
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NETOPIA, INC.
                          2470 MARINER SQUARE LOOP
                       ALAMEDA, CALIFORNIA 94501-1095
                               (510) 814-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                  COPY TO:
                            C. KEVIN KELSO, ESQ.
                             FENWICK & WEST LLP
                             2 PALO ALTO SQUARE
                         PALO ALTO, CALIFORNIA 94306
                               (650) 494-0600

                          CALCULATION OF FILING FEE

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              Transaction Valuation*                                 Amount Of Filing Fee
---------------------------------------------------  ----------------------------------------------------
                    $2,230,582                                            $446.12
---------------------------------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 1,744,414 shares of common stock of Netopia, Inc. having an aggregate value of $2,230,582 as of April 30, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.
     Form or Registration No.:  Not applicable.
     Filing party:              Not applicable.
     Date filed:                Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

ITEM 1.  SUMMARY TERM SHEET.

  The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 1, 2001 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

  (a) The name of the issuer is Netopia, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 2470 Mariner Square Loop, Alameda, California 94501. The Company's telephone number is
  (510) 814-5100. The information set forth in Section 9 of the Offer to Exchange under "Information Concerning Netopia" is incorporated herein by reference.

  (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees who regularly work more than 30 hours per week, and to its directors, to exchange all options outstanding under the Netopia, Inc. 1996 Stock Option Plan (the "Plan") with an exercise price above $10.00 per share (such options that are cancelled pursuant to the Company's offer sometimes referred to as the "Cancelled Options") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), for New Options (the "New Options") to purchase shares of Common Stock to be granted by the Company under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares subject to the Cancelled Option. The vesting of the New Options will be as follows: the New Options will vest and become exercisable on the same dates as the Cancelled Options. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number Of Options; Expiration Date"), Section 5 ("Acceptance Of Options For Exchange And Issuance Of New Options") and Section 8 ("Source And Amount Of Consideration; Terms Of New Options") is incorporated herein by reference.

  (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range Of Common Stock Underlying The Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

  (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number Of Options; Expiration Date"),
  Section 3 ("Procedures For Electing To Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance Of Options For Exchange And Issuance Of New Options"), Section 6 ("Conditions Of The Offer"), Section 8 ("Source And Amount Of Consideration; Terms Of New Options"), Section 11 ("Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension Of Offer; Termination; Amendment") is incorporated herein by reference.

  (b) Directors and officers of the Company are eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under
  Section 10 ("Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

  (a) The information set forth in the Offer to Exchange under Section 10 ("Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options") is incorporated herein by reference. The Netopia,

  Inc. 1996 Stock Option Plan attached hereto as Exhibit (d)(1), and the Form of Option Agreement attached hereto as Exhibit (d)(2), contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose Of The Offer") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance Of Options For Exchange and Issuance Of New Options") and Section 11 ("Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer") is incorporated herein by reference.

  (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose Of The Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the Offer to Exchange under Section 8 ("Source And Amount of Consideration; Terms Of New Options") and Section 15 ("Fees And Expenses") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions Of The Offer") is incorporated herein by reference.

  (c)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)  Not applicable.

  (b) The information set forth in the Offer to Exchange under Section 10 ("Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

  (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Netopia") and Section 16 ("Additional Information"), and on pages 47 through 72 of the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 2000 and pages 2 through 8 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 is incorporated herein by reference.

  (b)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

  (a) The information set forth in the Offer to Exchange under Section 10 ("Interests Of Directors And Officers; Transactions And Arrangements Concerning The Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)  Not applicable.

ITEM 12.  EXHIBITS.

  (a)  (1)  Offer to Exchange, dated May 1, 2001.

       (2)  Form of Letter of Transmittal.

       (3) E-mail communication to Netopia, Inc. employees dated May 1, 2001.

       (4) Form of Letter to Eligible Option Holders.

       (5) Netopia, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 21, 2000 (incorporated herein by reference).

       (6) Netopia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 6, 2001 (incorporated herein by reference).

  (b)  Not applicable.

  (d) (1) Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-3868) (the "Form S-1")).

       (2) Form of Option Agreement Pursuant to the Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-1).

  (g)  Not applicable.

  (h)  Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                    Netopia, Inc.

                                    /s/ ALAN B. LEFKOF
                                    ---------------------------------------
                                    Alan B. Lefkof,
                                    PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date: May 1, 2001

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                                  DESCRIPTION
-------      ----------------------------------------------------------------------------------------------------
(a)(1)       Offer to Exchange, dated May 1, 2001.

(a)(2)       Form of Letter of Transmittal.

(a)(3)       E-mail communication to Netopia, Inc. employees dated May 1, 2001.

(a)(4)       Form of Letter to Eligible Option Holders.

(a)(5)       Netopia, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 21, 2000 (incorporated herein by reference).

(a)(6)       Netopia, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 6, 2001 (incorporated herein by reference).

(b)          Not applicable.

(d)(1)       Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the
             Company's Registration Statement on Form S-1 (File No. 333-3868) (the "Form S-1")).

(d)(2)       Form of Option Agreement Pursuant to the Netopia, Inc. 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Form S-1).

(g)          Not applicable.

(h)          Not applicable.